Exhibit 99.2

Press Release

For Immediate Release

(Incorporated in Cayman Islands with limited liabilities)

(NYSE American: TMDE)

TMD Energy Limited Announces Financial Results for the Six Months Ended December 31, 2025

KUALA LUMPUR, MALAYSIA, June 29, 2026 (GLOBE NEWSWIRE) — TMD Energy Limited (“TMDEL” or the “Company”) (NYSE American: TMDE), together with its subsidiaries, a Malaysia and Singapore based services provider engaged in integrated bunkering services, which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced its unaudited financial results for the six months ended December 31, 2025 (“First Half 2026”).

First Half of Fiscal Year 2026 Financial and Operational Highlights

●	Total Revenues: Total revenues decreased by 22.5% to approximately $247.6 million for the six months ended December 31, 2025, compared to approximately $319.6 million for the six months ended December 31, 2024.

●	Sales Volume: Total bunkered and traded volume decreased by 10.1% to 516,676 metric tons, down from 574,883 metric tons for the six months ended December 31, 2024.

●	Gross Profit: Gross profit declined by 93.8% to approximately $0.7 million, yielding a gross profit margin of 0.3%, compared to a gross profit of approximately $10.9 million and a margin of 3.4% in the prior-year period.

●	Net Loss: Net loss was approximately $8.5 million, compared to a net income of approximately $0.9 million for the six months ended December 31, 2024.

Management Commentary & Business Vision

Dato’ Sri Kam Choy Ho, Executive Director and Chief Executive Officer of TMDEL, commented: “During the first half of fiscal year 2026, we navigated a highly challenging operating environment characterized by ongoing geopolitical uncertainties, tariff tensions, and softer global trade activities, which collectively put downward pressure on marine fuel demand. Concurrently, a highly competitive market compressed our gross margins, limiting our ability to fully pass increased logistics, labor, and operational costs on to our customers. Despite these near-term sector headwinds, we remained focused on maintaining rigorous safety standards, ensuring vessel operational readiness, and scaling our client engagement efforts.”

“Looking ahead, our vision extends beyond navigating immediate market cycles. We are actively exploring strategic avenues to diversify our offerings and embrace the maritime industry’s green transition. A key pillar of this strategy is our extended partnership with Double Corporate Sdn Bhd to evaluate sustainable waste-based biofuels. This extension grants us a valuable timeframe to potentially integrate their innovative, ISCC-EU-approved technology with our expansive bunkering footprint. As global maritime trade stabilizes and the demand for greener fuels accelerates, TMDEL is committed to building a resilient, future-ready business model that drives long-term value for our shareholders.”

Financial Performance Overview for the Six Months Ended December 31, 2025

Revenues

Total revenues decreased by approximately $72.1 million, or 22.5%, from approximately $319.6 million for the six months ended December 31, 2024, to approximately $247.6 million for the six months ended December 31, 2025. Revenue from bunkering services decreased by 22.6% to approximately $247.1 million. This decline was primarily driven by lower demand and an approximate 16.0% drop in average global oil prices, which directly impacted selling prices under the Company’s cost-plus pricing model. Revenue from ship management services increased by 13.1% to approximately $0.5 million, mainly attributable to foreign exchange translation effects.

Cost of Revenues and Gross Profit

Cost of revenues decreased by approximately $61.9 million, or 20.0%, to approximately $246.9 million for the six months ended December 31, 2025. This volume-driven reduction was partially offset by higher operational costs, including increased crew wages, elevated transportation and delivery costs, and higher maintenance expenses required for operational readiness.

Gross profit decreased to approximately $0.7 million for the six months ended December 31, 2025, compared to approximately $10.9 million for the same period in 2024. The decline was due to the highly competitive market compressing spreads between selling prices and procurement costs, alongside operation bottleneck and challenges in bunkering such as vessel schedule delays and inflationary cost pressures.

Operating Expenses

Selling and marketing expenses increased to approximately $0.2 million, driven by heightened client engagement and marketing efforts. General and administrative expenses increased by 20.9% to approximately $3.1 million, primarily due to higher professional service fees associated with investor relations, potential M&A opportunities, and corporate development initiatives, as well as an increase in staff costs. Depreciation expenses slightly decreased to approximately $2.3 million.

Net Loss

As a result of the foregoing factors, net income of approximately $0.9 million for the six months ended December 31, 2024, decreased by approximately $9.4 million to a net loss of approximately $8.5 million for the six months ended December 31, 2025.

Recent Strategic Developments

●	Green Bioenergy Collaboration: On June 8, 2026, the Company announced a two-year extension of its Memorandum of Agreement with Malaysian bioenergy leader Double Corporate Sdn Bhd. The extension grants a two-year exclusivity period to advance discussions and evaluate a strategic collaboration on waste-to-energy sustainable marine fuel and sustainable aviation fuel solutions for the EU, Asia, and global markets.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, statements regarding the MOA and the proposed collaboration with Double Corporate. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, result of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD Energy Limited

e-Mail: corporate@tmdel.com

WFS Investor Relations

e-Mail: services@wfsir.com